FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 24, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐   No  ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐   No  ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES INTENT TO PLACE PREFERRED SHARES

Moscow, Russia – June 24, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, today announced its intention to launch a public offering of newly issued preferred shares within Russia and an international private placement of preferred shares, in the form of shares and Global Depositary Receipts (GDRs), in certain other countries (the “Offering”).

The Offering will comprise a public offering of preferred shares within Russia and a private placement of preferred shares and GDRs among international institutional investors outside the Russian Federation and the United States under Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), as well as a private placement among qualified institutional buyers in the United States pursuant to the exemption afforded by Rule 144A under the Securities Act.

The Company intends to place up to 55,000,000 preferred shares representing up to 11.67% of the Company’s share capital post-Offering. According to the Company’s charter, the dividend per each outstanding preferred share is equal to 20% of the consolidated net income of Mechel determined pursuant to U.S. GAAP divided by 138,756,915, a number fixed in the Company’s charter that is equal to the current number of authorized preferred shares.

The Offering is subject to receipt of all necessary regulatory approvals, including the relevant registrations and approvals by the Federal Financial Markets Service of Russia.

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Mechel OAO
Alexander Tolkach

Phone: + 7 495 221 88 88

alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States.  The securities to which these materials relate have not been registered under the US Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.  Mechel OAO does not intend to register any part of the offering in the United States or to conduct a public offering of the securities in the United States.

Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”) is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

These materials are only being distributed to and are only directed at (i) persons who are outside the United Kingdom, subject to applicable laws or (ii) persons who have professional experience in matters relating to investments falling within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”).  Any investment or investment activity to which these materials relate will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

These materials do not constitute an offer to sell or the solicitation of an offer to purchase shares or other securities of the Company in Germany. There will be no public offering of shares or GDRs representing shares of the Company in Germany. This press release and the information herein are not a public offer or advertisement of securities in Russia, and are not an offer, or an invitation to make offers or to purchase, sell, exchange or transfer any shares in the form of global depositary receipts (GDRs) in Russia. No GDRs have been or will be registered in Russia or are intended for placement or public circulation in Russia.

Not for publication or distribution into or in Canada, Japan or Australia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date:  June 24, 2008